SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 6, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date:  February 6, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

6 February 2012

Smith & Nephew plc announces that it was informed on 2 February 2012 of changes to the share interests of directors or persons discharging managerial responsibilities ("PDMRs") under various Company share plans, detailed below, following completion of the related performance periods.

Smith & Nephew 2004 Performance Share Plan

Name of Director / PDMR	Number of ordinary shares / ADSs under award made on 13/08/2009	Number of ordinary shares / ADSs lapsing following completion of the performance period	Number of ordinary shares / ADSs due to vest on 13/08/2012
Adrian Hennah	161,273 ordinary shares	19,353 ordinary shares	141,920 ordinary shares
Mark Augusti	8,590 ADSs	1,031 ADSs	7,559 ADSs
John Campo	8,817 ADSs	1,059 ADSs	7,758 ADSs
Michael Frazzette	9,007 ADSs	1,081 ADSs	7,926 ADSs
R Gordon Howe	7,300 ADSs	876 ADSs	6,424 ADSs
G Kelvin Johnson	17,088 ordinary shares	2,051 ordinary shares	15,037 ordinary shares
Roger Teasdale	35,229 ordinary shares	4,228 ordinary shares	31,001 ordinary shares

Notes

a)
12% of the awards made on 13 August 2009 have lapsed following completion of the performance measurement period.  The remaining 88% will vest and, subject to continued employment, will be settled on 13 August 2012 being the third anniversary of the awards.

b)	One ADS is equivalent to five ordinary shares of US$0.20 each.

Smith & Nephew share option plans

Name of Director / PDMR	Option plan	Number of ordinary shares under option granted on 13/08/2009	Number of ordinary shares under option lapsing	Number of ordinary shares under option vesting on 13/08/2012
Adrian Hennah	2004 Executive Share Option Plan	107,515	4,301	103,214
G Kelvin Johnson	2001 UK Unapproved Share Option Plan	34,176	0	34,176
Roger Teasdale	2001 UK Unapproved Share Option Plan	46,972	0	46,972

Notes

a)
4% of the options granted under the 2004 Executive Share Option Plan on 13 August 2009 have lapsed following completion of the performance period.  The remaining 96% of the option shall vest and become capable of exercise on 13 August 2012 being the third anniversary of their grant.

b)	100% of options granted under the 2001 Unapproved Share Option Plan will vest and become capable of being exercised on 13 August 2012 being the third anniversary of their grant.

c)	The exercise price of the options is 479p per share.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646